UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                  UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

                             (Amendment No._______)

                             HIGH SPEED ACCESS CORP.

                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    42979U102
                                 (CUSIP Number)

                               Fred M. Stone, Esq.
                                 Millenco, L.P.
                           666 Fifth Avenue, 8th Floor
                            New York, New York 10103
                                 (212) 841-4124

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 2002
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                                [x] Rule 13d-1(b)

                                [_] Rule 13d-1(c)

                                [_] Rule 13d-1(d)

(*) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42979U102                   13G                     Page 2 of 5 Pages

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1. NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Millenco, L.P.   13-3532932

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) |x|
                                                                 (b) |_|

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3. SEC USE ONLY



--------------------------------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

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  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           401,000
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         3,366,462
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH
--------------------------------------------------------------------------------
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,366,462

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10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|

--------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     8.355%

--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON*

     PN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.

a. Name of Issuer: High Speed Access Corp.

b. Address of Issuer's Principal Executive Office

9900 Corporate Campus Drive
Suite 3000
Louisville, KY 40223

Item 2.

a. Name of Person Filing: Millenco, L.P.

b. Address of Principal Business Office or, If None, Residence:

666 Fifth Avenue, 8th Floor
New York, New York 10103

c. Citizenship: United States (Delaware limited partnership)

d. Title of Class of Securities: Common Stock

Item 3.

If this Statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

a. [X] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

b. [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.78c).

c. [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.(78c).

d. [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15U.S.C.80a-8).

e. [ ] An investment advisor in accordance with 240.13d- 1(b)(ii)(E);

f. [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

g. [ ] A parent company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

h. [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12U.S.C. 1813);

i. [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

j. [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership:

a. Amount Beneficially Owned: 3,366,462 shares of common stock.

b. Percent of Class: 8.3545%

c. Number of Shares as to which such person has:

(i) Sole power to vote or direct the vote:

3,366,462 shares of Common Stock.

(ii) Shared power to vote of direct the vote:

None

(iii) Sole power to dispose or to direct the disposition of:

3,366,462 shares of Common Stock

(iv) Shared power to dispose or to direct the disposition of:

None

Item 5. Ownership of Five Percent of Class:

If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent of Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8. Identification and Classification of Members of the Group.

Not Applicable

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 10, 2003

Millenco, L.P.

By: Millennium Management, LLC.,
General Partner


/s/ Terry Feeney
--------------------------------
By:      Terry Feeney,
         Chief Operating Officer



                                  End of Filing